Via Facsimile and U.S. Mail
Mail Stop 4720

October 26, 2009

Hongyue Hao
Chief Financial Officer
China Aoxing Pharmaceutical Company, Inc.
15 Exchange Place, suite 500
Jersey City, NJ 08302

Re: China Aoxing Pharmaceutical Company, Inc.
Form 10-KSB for the Fiscal Year Ended June 30, 2008
Form 10-KSB for the Fiscal Year Ended June 30, 2007
File No. 001-32674

Dear Mr. Hao:

        We have completed our review of your Form 10-KSBs and have no further
comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief